Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Histogen Inc. (formerly Conatus Pharmaceuticals Inc.) for the registration of common stock, preferred stock, debt securities, warrants, and units and to the incorporation by reference therein of our report dated March 11, 2020, with respect to the financial statements of Histogen Inc. (formerly Conatus Pharmaceuticals Inc.) included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

August 17, 2020